SCHEDULE 13G
Amendment No. 1
USAir Group, Inc.
Common Stock $1.00 par value

The reporting persons intend
to make a pro-rata in-kind
distribution of US Airways
Group, Inc. shares, starting
on September 18, 2001, to
investors in funds advised
by the reporting persons.
The subsequent distribution
will include an additional
8,291,700 shares.  These
shares will be acquired
on or about September 17,
2001 from counter parties
to equity swap agreements
entered into by the
reporting persons and
simultaneously deposited
in escrow accounts with
irrevocable directions
to distribute those shares
promptly to investors in
funds advised by the
reporting persons and
participants in deferred
compensation plans
maintained by the
reporting persons.
The reporting persons
disclaim beneficial
ownership of the
8,291,700 shares to
be deposited in the
escrow accounts
except to the extent
of Mr. Robertson's
pecuniary interest.


Cusip #:  911-905-10-7
Item 1:  Reporting Person
Tiger Management L.L.C. Item
4        Delaware
Item 5:  None
Item 6:  6,866,500
Item 7:  None
Item 8:  6,866,500
Item 9:  6,866,500
Item 11: 10.2%%
Item 12: IA



Cusip #:  911-905-10-7
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  None
Item 6:  9,646,200
Item 7:  None
Item 8:  9,646,200
Item 9:  9,646,200
Item 11: 14.4%
Item 12: IA



Cusip #:  911-905-10-7
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  None
Item 6:  16,512,700
Item 7:  None
Item 8:  16,512,700
Item 9:  16,512,700
Item 11: 24.6%
Item 12: IN



Item 1(a):  USAir Group,
Inc.

Item 1(b):  2345 Crystal
Drive, Arlington, Virginia
22227

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr.
is the ultimate controlling
person of TMLLC and TPLLC.

Item 2(b):  The address of
each reporting person is 101
Park Avenue,
New York, NY 10178

Item 2(c):  Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.


Item 2(d):  Common Stock
$1.00 par value

Item 2(e):  911-905-10-7

Item 3: TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4:  Ownership is
incorporated by reference to
items (5) - (9) and (11) of
the cover page pertaining to
each reporting person.

Item 5:  Not applicable

Item 6:  Other persons are
known to have the right to
receive dividends from or
proceeds from the sale of
such securities.  The
interests of two such
persons, The Jaguar Fund
N.V., a Netherlands Antilles
corporation, and Tiger, a
New York limited
partnership, are each more
than 5%.
Item 7:  Not applicable

Item 8:  Not applicable Item

9:  Not applicable



Item 10: By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.

September 14, 2001

TIGER MANAGEMENT L.L.C.

/s/  Steven C. Olson

Treasurer

TIGER PERFORMANCE L.L.C.

/s/  Steven C. Olson

Treasurer


JULIAN H. ROBERTSON, JR. By:
/s/  Steven C. Olson

Under Power of Attorney
dated 1/11/00 On File with
Schedule 13GA No. 4 for
Federal Mogul Corp. 5/15/00

AGREEMENT
The undersigned agree that
this Amendment No. 1 to
Schedule 13G dated September
14,2001 relating to shares
of common stock of USAir
Group, Inc. shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Steven C. Olson,
Treasurer

TIGER PERFORMANCE L.L.C.

/s/  Steven C. Olson,
Treasurer

JULIAN H. ROBERTSON, JR.

By:  /s/  Steven C. Olson
Under Power of Attorney
Dated 1/11/00 On File with
Schedule 13GA No. 4 for
Federal Mogul Corp. 5/15/00